                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. - OFFEROR
              APARTMENT INVESTMENT AND MANAGEMENT COMPANY - OFFEROR
                            AIMCO-GP, INC. - OFFEROR
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)


                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000

--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Gregory M. Chait
                               Craig D. Apolinsky
                                Alston & Bird LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                             Atlanta, Georgia 30309
                                 (404) 881-7000

                            CALCULATION OF FILING FEE

        Transaction Valuation*               Amount of Filing Fee
        -----------------------------------  -----------------------------------
        $2,563,881                           $301.77

* For purposes of calculating the fee only. This amount assumes the purchase of 17,572.22 units of limited partnership interest of Drexel Burnham Lambert Real Estate Associates II for $146.00 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the maximum aggregate offering price.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:                       Filing Party:
                            --------------------                ----------------

     Form or Registration No.:                     Date Filed:
                               ----------------                 ----------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender                  [ ] going-private transaction
         offer subject to Rule 14d-1.            subject to Rule 13e-3.

     [ ] issuer tender offer                 [ ] amendment to Schedule 13D
         subject to Rule 13e-4.                  under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This Tender Offer Statement on Schedule TO relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), to purchase units of limited partnership interest of Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership, at a price of $146.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated February 16, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The item numbers and responses thereto below are provided in accordance with the requirements of Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth under "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a)-(c) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference. The Partnership's principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29601, and its phone number is (864) 239-1000.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) - (c) This Schedule TO is being filed by AIMCO Properties, AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP") and the general partner of AIMCO Properties, and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO-GP is a wholly owned subsidiary of AIMCO. The principal business of AIMCO, AIMCO-GP and AIMCO Properties is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO Properties is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and its telephone number is (303) 757-8101.

         The information set forth under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.

         During the past five years, none of AIMCO, AIMCO-GP or AIMCO Properties, nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the related Letter of Transmittal and Acknowledgment and Agreement is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) and (b) The information set forth under "SUMMARY TERM SHEET--Conflicts of Interest; Management Fees," "THE OFFER--Section 9. Background and Reasons for the Offer" and "THE OFFER--Section 11. Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a), (c)(1) - (6) The information set forth under "SUMMARY TERM SHEET--The Offer," "THE OFFER--Section 9. Background and Reasons for the Offer" and "THE OFFER--Section 12. Future Plans of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

         (c)(7) The information set forth under "THE OFFER--Section 7. Effects of the Offer--Effect on Trading Market; Registration Under 12(g) of the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) and (d) The information set forth under "SUMMARY TERM SHEET--Availability of Funds," "THE OFFER--Section 15. Source of Funds" and "THE
OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth under "THE OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The financial statements included in AIMCO Properties' Annual Report on Form 10-K for the year ended December 31, 2003, which are listed on the Index to Financial Statements on page F-1 of such report, and the unaudited financial statements for the quarters ended September 30, 2004 and 2003 set forth in Part I, Item 1 of AIMCO Properties' Quarterly Report on Forms 10-Q for the quarter ended September 30, 2004, are incorporated herein by reference. Such reports may be inspected at the Securities and Exchange Commission's (the "Commission") public reference room in Washington, D.C., located at 450 5th Street, N.W., Room 1024, Washington, D.C. 20549, telephone 1-800-SEC-0330. A copy of the report can be also obtained from the Commission's web site at www.sec.gov.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of Drexel Burnham Lambert Real Estate Associates II, dated February 16, 2005.

(a)(2) Letter of Transmittal and related instructions, dated February 16, 2005 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1) hereto).

(a)(3)    Acknowledgement and Agreement, dated February 16, 2005.

(a)(4) Letter, dated February 16, 2005, from AIMCO Properties to the limited partners of Drexel Burnham Lambert Real Estate Associates II.

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2003 filed with the Commission on Form 10-K on March 15, 2004 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarter ended September 30, 2004 filed with the Commission on Form 10-Q on November 8, 2004 is incorporated herein by reference.

(b)(1) Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among AIMCO, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 is incorporated herein by this reference).

(d)       Not applicable.

(g)       None.

(h)       None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

          Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2005

                                          APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY

                                          AIMCO-GP, INC.

                                          AIMCO PROPERTIES, L.P.

                                          By: AIMCO-GP, INC.
                                              ----------------------------------
                                                     (General Partner)

                                          By: /s/ Martha L. Long
                                              ----------------------------------
                                          Senior Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------
(a)(1)                     Offer to Purchase limited partnership units of Drexel
                           Burnham Lambert Real Estate Associates II, dated
                           February 16, 2005.

(a)(2)                     Letter of Transmittal and related instructions, dated
                           February 16, 2005 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1) hereto).

(a)(3)                     Acknowledgement and Agreement, dated February 16,
                           2005.

(a)(4)                     Letter, dated February 16, 2005, from AIMCO
                           Properties to the limited partners of Drexel Burnham
                           Lambert Real Estate Associates II.

(a)(5)                     Annual Report of AIMCO Properties for the year ended
                           December 31, 2003 filed on Form 10-K on March 15,
                           2004 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarter ended September 30, 2004 filed with the Commission on Form 10-Q on November 8, 2004 is incorporated herein by reference.

(b)(1) Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among AIMCO, AIMCO
                           Properties, L.P., AIMCO/Bethesda Holdings, Inc., and
                           NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the
                           Lenders listed therein (Exhibit 10.4 to AIMCO's
                           Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 is incorporated herein by this reference).

(d)                        Not applicable.

(g)                        None.

(h)                        None.